May 12, 2005

Ms. Linda Cvrkel

Branch Chief

U. S. Securities and Exchange Commission

Washington D.C. 20549

Re:                               Precision Auto Care, Inc.

Form 10-KSB for the fiscal year ended June 30, 2004

Form 10-Q for the quarter ended September 30, 2004 and December 31, 2004

Commission file #: 000-29478

Dear Ms. Cvrkel:

I am in receipt of your letter dated April 19, 2005.  The following is our response to each of the comments in the order that they appeared in your letter.

Form 10-KSB for the year ended June 30, 2004

Gain on Debt Restructuring

1.             We note from your response to comment 1 that your determination of the appropriateness of the reduction in trade payables related to Praxis was based on the advice of legal counsel. Please supplementally tell us how you met the criteria necessary to consider a liability extinguished, as set forth in paragraph 16 of SFAS 140.

Response:

As we have previously disclosed, substantially all of the assets of Praxis Autopartes, S.A. de C.V., were sold to Shell Oil-Mexico. Certain liabilities that had accumulated over time did not convey to Shell-Mexico in the transaction. The Company had not received any communication from the vendors identified on the list of payables and certain source documentation supporting these balances was never able to be located when we made the decision to cease operations in Mexico. The question arose as to whether the Parent Company would ever be liable for these amounts since the subsidiary was insolvent.  Our internal counsel conferred with counsel in Mexico about the Parent Company’s liability for obligations owed by its subsidiary, Praxis, and was informed that Mexican law does not permit piercing the corporate veil unless the Mexican subsidiary is not properly registered or properly incorporated.  Praxis and the other related subsidiaries in Mexico were properly incorporated and registered.  Therefore it was our counsel’s position that none of the amounts would ever have to be paid by the Parent Company or any of its other wholly-owned subsidiaries.

We also believe that certain of the Accounts Payable that were on the books of Praxis may have been previously paid, thus extinguishing the debt. We believe this because even at this date, none of the vendors have contacted the Company about being owed any money.

Note 7. Debt Restructuring

2.             We note from your response to comment 5 that the deal was viewed a debt restructuring and in your view accounted for appropriately since the loan was never made with the intent of being converted to stock or any other form of equity. However, we continue to believe that gains on extinguishment of debt with related parties, in this case, principal shareholders, should be classified as an equity transaction based on paragraph 20, footnote 1 of APB 26, irrespective of whether these shareholders own less than controlling interests. Please revise your financial statements to reflect the gain on this transaction as an equity transaction in your financial statements. Additionally, please tell us how the $10.36/share “fair value” per share for the preferred stock was calculated or determined.

Response:

Pursuant to your direction, we will revise our financial statements to reflect the gain on this transaction as an equity transaction. As part of the negotiation to restructure the debt, Precision Funding LLC agreed to take 500,000 shares of redeemable preferred stock for $5,180,000 ($10.36/share). The shares of preferred stock may be redeemed by the holder based on the terms of the agreement.

3.             We note from your response to comment 6 that you do not believe Board LLC is a related party because all but 2 of the 9 members were former board members. Please supplementally tell us about the other 2 members, their position in Board LLC, and if they have the ability to indirectly or directly control or significantly influence the Company. Please refer to the definition of related party in the glossary to SFAS 57. Also, tell us the nature and terms of any ownership interests in the Company that were held by the 9 members at the time of the debt restructuring transaction. We may have further comment upon receipt of your response.

Response:

The other two members in the Board LLC who were not former Board Members are Sam Ibrahim and Woody Allen. Messr. Allen and Ibrahim are current Board Members. Their position in the Board LLC was that of a partner like the other seven members. As two of the five Board members in the Company, they cannot control or significantly influence the Company. These gentlemen did not vote on the transaction in question in which the Company effectively paid $250K in cash and 400,000 warrants valued at $222,000 to extinguish a $633,000 debt. The 9 members in the Board LLC held approximately 12% of the outstanding common stock at the time of this transaction.

Form 10-Q for the period ended December 31, 2004

Note 3. Master License Agreement

4.             We note from your response to comment 8 that the $130,000 of revenue relates to the majority of the initial non-refundable fee paid by Hung Yue Holdings. Although your accounting for this non-refundable fee is consistent with your policy disclosed in Note 2 to your Form 10-KSB, it is not installment method accounting as disclosed in Note 3 of your Form 10-QSB. Please supplementally tell us what part of the master franchise agreement will be accounted for using the installment method of accounting and what extended payment terms are involved in the agreement. If the installment method will only be used for the individual future franchises, revise your disclosure in future filings to clarify that the revenue recognized at December 31, 2004 related to the signing of the area development agreement which is a non-refundable fee of which you have fulfilled substantially all required obligations, and that future franchises under the master license agreement will be accounted for using the installment method of accounting due to extended payment terms.

Response:

The disclosure in future filings will be revised to clarify the recognition of the revenue from the China agreement.  For your review, below is the disclosure language that we intend to use:

In August 2004, the Company signed a master franchise agreement with Hung Yue Holdings (Hong Kong) Co., Ltd. giving that firm’s affiliate, Precision Tune Auto Care (China) Company Limited, a license to open and operate at least 330 Precision Tune Auto Care (PTAC) car care centers in China over the next seven years. Under the terms of the agreement, Hung Yue Holdings is obligated to pay the Company approximately $2.1 million.

A deposit payment of $50,000 was paid into escrow prior to executing the agreement and $100,000 was paid on August 31, 2004, upon execution. Additional payments of $50,000 were to be paid by November 30, 2004 and December 31, 2004, respectively.

However, due to unforeseen circumstances Hung Yue Holdings has requested additional time to make these payments. Accordingly, revenue of $130,000 was recognized through December 31, 2004, in connection with the signing of the master franchising agreement, and $20,000 was deferred. The revenue was recognized as the Company had substantially fulfilled all required obligations.

The Company has received a portion of the remaining installment payments relating to the signing of the master franchise agreement and recognized additional revenue of $10,000 for the three months ended March 31, 2005.

The Company will also receive a $250,000 payment on the first anniversary of signing the master franchise agreement, and a minimum of $1.6 million payable in seven annual installments beginning on August 31, 2005, relating to the opening of car care centers in China.  No future revenue will be recognized until collection of such amounts is probable.  Additionally, revenue from future franchises under the master license agreement will be recognized when the Company’s obligations have been satisfied and collection of the franchise fee is probable.  No centers were opened as of March 31, 2005.

As requested, the Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert R. Falconi

Robert R. Falconi

President and Chief Operating Officer